Linklaters 10th Floor, Alexandra House Chater Road Hong Kong Telephone : (+852) 2842 4888 Facsimile : (+852) 2810 8133/2810 1695

Tonya K. Aldave

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington DC 20549

United States of America

February 5, 2016

Dear Ms. Aldave,

Republic of the Philippines

Registration Statement under Schedule B

File No. 333-208780

Thank you for your comments on the Registration Statement filed on December 29, 2015 by the Republic of the Philippines (the “Republic”). We have enclosed a clean Pre-Effective Amendment No. 1 to the Registration Statement as well as a courtesy blacklined copy showing changes from the previously filed version. These changes reflect the Republic’s responses to the comments in your letter dated January 27, 2016, as well as additional updates and revisions. The Republic’s responses to your specific comments are as follows:

General

1.	We note a June 8, 2015 press report that according to the 2013 annual audit report for the Bureau of Treasury, the Commission on Audit noted that the Philippines government has not disclosed contingent liabilities of (Peso)1.3 trillion. Please advise whether this issue has been resolved and, if appropriate, revise your disclosure accordingly.

As requested, we have added additional disclosure on pages 125 and 126 discussing the government’s contingent liabilities.

2.	To the extent possible, please update all statistics in the registration statement to provide the most recent data. Also update status of the Bangsamoro Basic Law discussed on page 21.

As requested, we have, to the extent possible, updated statistics in the registration statement to reflect the most recent data published by the Republic.

As requested, we have also supplemented the disclosure on the MILF peace process to update the status of the Bangsamoro Basic Law. The additional disclosure has been added to page 21.

A list of the names of the principals, solicitors and registered foreign lawyers of Linklaters in Hong Kong is open to inspection at its registered office at 10th Floor, Alexandra House, Chater Road, Hong Kong.

Linklaters Hong Kong is a law firm affiliated with Linklaters LLP, a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm authorised and regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of the LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP and of the non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ, England or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on Linklaters LLP’s regulatory position.

Republic of the Philippines

Government Corporations, page 13

3.	Please provide additional information on the government financial institutions in this section or in another appropriate location.

As requested, we have provided additional information on the government financial institutions. The additional disclosure has been added to pages 12, 13 and 104.

Principal Sectors of the Economy

Service Sector, page 54

4.	We note your disclosure on page 56 regarding the historical shortages of telephone lines. Please disclose statistical information relating to the number of telephone lines, as well as cellular mobile telephone and internet services in the Philippines.

As requested, we have added disclosure on page 56 discussing the number of installed and subscribed telephone lines, the number of cellular mobile telephone subscribers, the number of internet connections and the number of internet service providers in the Republic.

Prices, Employment and Wages

Overseas Employment, page 62

5.	Please revise to provide additional information about overseas foreign workers.

As requested, we have supplemented the disclosure on overseas employment to include geographical, occupational and age distributions of overseas foreign workers. The additional disclosure has been added to pages 62 and 63.

Balance of Payments

Foreign Direct Investment, page 85

6.	Please include a table that discloses foreign direct investment by country and, if applicable, provide a narrative discussion of the reasons for material changes in the amounts of foreign direct investment.

As requested, we have added a table that discloses net foreign direct investment by country of origin and have supplemented the narrative discussion of the reasons for material changes in the amounts of foreign direct investment to include a discussion of countries of origin. The additional disclosure has been added to pages 91, 92 and 93.

7.	Please identify any sectors in included in the “negative list” and any prohibited sectors.

As requested, we have added a further description of the legislative framework for the negative list as well as a tabular description of the sectors appearing on the negative list, their respective limits on foreign ownership and prohibited sectors. The additional disclosure has been added to pages 87, 88 and 89.

Monetary System

Foreign Exchange System, page 93

8.	Please disclose the primary factors that have caused the weakening of Peso against U.S. dollar in 2014 and 2015.

As requested, we have added disclosure on page 100 discussing the primary factors that have caused the weakening of the peso against the U.S. dollar in 2014 and 2015.

Exhibit 99(F)

9.	Please have counsel revise the legality opinion to opine that the warrants will constitute valid and legally binding obligations of the Republic

As requested, we have filed a revised legality opinion as Exhibit (F) that includes the opinion that the warrants will constitute valid and legally binding obligations of the Republic.

Thank you for your attention to this matter. Please feel free to contact Pam Shores at +852 2901 5159 or pam.shores@linklaters.com if you or other members of the Staff have any questions about this letter or the enclosed filing.

Yours sincerely,

/s/ Pamela Shores
Pamela Shores